                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                        Commission file number _________

                             MILLENNIUM DIRECT, INC.
                         formerly known as Kid Rom, Inc.
                   -------------------------------------------
                 (Name of Small Business Issuer in its charter)

          DELAWARE                                           13-3786306
-------------------------------                        ----------------------
(State or other jurisdiction of                           (I.R.S. employer
 incorporation or organization)                        identification number)

HCR 30-A, NORTH BLENHEIM, NY 12131                             12131
-------------------------------                        ----------------------
(Address of principal executive offices)                      (Zip Code)

                    Issuer's telephone number: (607) 588-8885


         Securities to be registered under Section 12(b) of the Act:

Title of each class                              Name of Exchange on which
to be so registered                              each class is to be registered

N/A                                              N/A
---------------------                            ----------------------


         Securities to be registered under Section 12(g) of the Exchange Act:


                         Common Stock, $.0001 par value
                   -------------------------------------------
                                (Title of Class)

ITEM 1.  DESCRIPTION OF BUSINESS

(a) BUSINESS DEVELOPMENT

         Millennium Direct, Inc. (the "Company", "Millennium" or the "Registrant") was incorporated in the State of Delaware on September 13, 1994 as Kid Rom, Inc. ("KRI"). The Company develops, produces and distributes entertaining and educational videos for the toddler, children and teenage markets. In February 1998, KRI acquired UltraDerma, Ltd. ("UDL"), a company which develops, markets and distributes anti-aging skin care products. On November 18, 1999, KRI changed its name from Kid Rom, Inc. to Millennium Direct, Inc. The Company's corporate office is located at HCR 30-A, North Blenheim, New York 12131.

(b)      BUSINESS OF ISSUER

         The Company currently operates two divisions, children's videos (KRI's business since incorporation) and skin care products (the business of UDL acquired in February, 1998).

         CHILDREN'S VIDEOS. The Company attempts to make its videos both entertaining and educational. All children's videos developed by the Company have five characteristics which the Company hopes will distinguish it from its competition:

         (i) All videos involve a form of animated transportation vehicle or construction equipment;

         (ii) All videos include children interacting with animated and live equipment and asking questions regarding how the equipment works or operates;

         (iii)    All videos feature original music and narrative soundtracks;

         (iv) All videos demonstrate a theme or moral that the Company believes worthy of instilling in children; and

         (v)      All videos are free of violence.

         The Company has completed two videos, "Toby the Tugboat" and "Brett the Jet", which the Company believes feature these characteristics, and is currently seeking to develop others. The videos are less than 30 minutes each and can be adapted for sale or syndication in foreign markets. In addition, the Company is seeking to develop both additional videos and several weekly combination live action/animated shows aimed at the teenage market. In developing its videos and weekly shows, the Company attempts to create characters with cross-over merchandising appeal into areas such as clothing, board games, interactive CD-ROM games, books, toys, dolls and video games.

         In "Toby the Tugboat", two children are shown traveling through New York Harbor aboard a real tugboat. The animated "Toby the Tugboat" appears on screen and teaches the children how small tugboats, with their large engines, are necessary for moving huge ocean-going vessels around the harbor. The moral is that no matter how big or small one is, it is what is inside that matters most. The theme song "Toby the Tugboat" was written specifically for the video, which is targeted at children between the ages of 3 and 8.

         "Brett the Jet" is a video about teamwork. It features jets, cargo planes, acrobatic planes and commercial airlines. The animated "Brett the Jet" shows two brothers, ages 10 and 12, the importance of teamwork by showing how people in the radar tower, the ground crew and the crew aboard the plane all work together to help different types of planes fly safely and securely. This video also features an original soundtrack and title song.

         The Company contracts on a case-by-case basis with various writers, animators, directors, producers, musicians and post-production staff to complete the videos and prepare them for videotape release. Currently, these contracts are on a fixed fee basis but may, in the future, be on a revenue sharing basis.

         The Company markets its videos through general video distributors, specialists in the toddler and children's markets and direct response television and print advertising. The Company is also seeking to distribute its videos directly to major video store chains as well as through educational institutions, direct mail catalogs and internet advertising.

         ANTI-AGING COSMETICS AND SKIN CARE PRODUCTS. The Company has developed a proprietary anti-aging formula designed to rejuvenate skin cells and eliminate wrinkles and other signs of aging. The Company's signature line of cosmetics and skin care products, sold under the TheraCel brand name, is an all natural product that does not use any acid-based ingredients. In addition to the TheraCel brand, the Company owns a patent on a pillow designed to help minimize the facial wrinkles some women experience after a night of sleep.

         The Company contracts with outside sources for the manufacture, bottling, packaging and distribution of its skin care products. Some of these contracts are at a fixed rate while others are on a per unit basis. The Company markets these products through direct response television.

         The Company's target market for its skin care products is primarily women between the ages of 28 and 55.

         The Company centralizes its management, production, sales and marketing divisions for both the videos and the skin care products all within the Millennium corporate entity. Financial information concerning production, development, sales, marketing, operating costs and other expenses of the Company are maintained in accordance with generally accepted accounting principles, but not allocated according to specific product.

         ACQUISITION OF ULTRADERMA, LTD.

         On February 1, 1998, the Company, through a wholly-owned subsidiary, acquired substantially all of the assets, of UDL (the "Acquisition") for a total purchase price of $6,334,600. The consideration consists of $400,000 in cash and the issuance of 3,025,000 restricted shares of the common stock of the Company, par value $.0001 per share (the "Common Stock"), which such shares were valued at $5,934,600. Concurrent with the Acquisition and the agreement thereto (the "Acquisition Agreement"), the Company executed a letter agreement (the "Letter Agreement") which granted to Ardis Balis, the Chairperson and Founder of UDL, certain anti-dilution rights pursuant to which the Company agreed to maintain Ms. Balis' interest in the Company, pending a registered public offering of the Company's securities, at not less than fifty-one percent (51%) of the issued and outstanding Common Stock. For purposes of such calculation, the Company is permitted to include shares of Common Stock held by George Balis, the Chairman and Chief Executive Officer of the Company and the husband of Ardis Balis.

         SUBSTANTIAL THIRD PARTY AGREEMENT; SALES AND MARKETING

         The Company's marketing strategy regarding its children's videos is to further enhance the image and awareness of its videos by producing entertaining, educational and non-violent characters and stories. The Company will continue to promote the "TheraCel" brand, and other skin care products, by seeking to demonstrate the ease, safety and effectiveness of its products. The Company currently sells all of its products directly to consumers through direct response advertising. The Company has entered into a Production Services and Marketing Agreement (the "Production Agreement") with a third party marketing corporation (the "Marketer") to absorb much of the high costs of producing new direct response television advertising and producing other print and television advertising, manufacturing, packaging and warehousing, fulfillment and database management costs.

         Pursuant to the Production Agreement, the Company retains all proprietary information and trademarks as well as the customer list, while giving to the Marketer a percentage based on media advertising dollars spent and sales achieved. This strategy reduces the Company's costs and risk. Once a consumer has purchased products from the Company, the Company seeks to sell him or her additional products that might be of interest. Through flyers and other promotional mailings, consumers are urged to re-order products once their current supply has been exhausted and order additional products manufactured by the Company. Alternatively, consumers can elect to enroll in Company programs which automatically charge their credit cards and sends replenishment supplies at requested intervals.

         In September 1999, the Company terminated a sales and marketing agreement with a prior marketer (the "Previous Marketer"). Although the Previous Marketer successfully launched the TheraCel product line through a media infomercial campaign, it was not prepared to handle the immediate large volume of sales generated by the infomercial. The Previous Marketer sought to improve its fulfillment, customer service and call center abilities and decreased its media purchases to make these changes, as it, too, realized its facilities in this area were not working effectively. The Company was not satisfied with the changes the Previous Marketer made to cure these problems. In addition, the Company was approached by other potential marketers who not only offered what management believed were superior call center, customer service and fulfillment capabilities, but, in the opinion of management, significantly better financial arrangements, which could permit the Company's gross profit margin to be materially improved. As part of the termination agreement, the Company and the Previous Marketer agreed that the Previous Marketer would continue to sell on behalf of the Company the approximately 10,000 units remaining in the Previous Marketer's possession, and the Company anticipates receiving $1,000,000 in gross sales if all of such inventory is sold at a price of $100 per unit. There is no deadline for this sale of remaining inventory, but the Previous Marketer continues to have an obligation to report all sales to the Company, which has retained audit rights with respect to such inventory. In June, 1999, the Company also terminated a separate licensing agreement it had with the Previous Marketer to assist the Company in distributing the children's videos produced by the Company. The Company paid $59,000, in the form of 200,000 shares of Common Stock, to terminate its agreement with respect to the children's videos. Other than as set forth above, neither the Previous Marketer nor the Company has any rights, liabilities or obligations to the other.

         PACKAGING, WAREHOUSING, SHIPPING AND DISTRIBUTION

         Currently, the Company undertakes all costs and obligations with respect to the packaging, warehousing, shipping and distribution needs for the children's videos. All of the Company's packaging, warehousing, shipping and distribution needs with respect to its skin care products are served by the Marketer pursuant to the Production Agreement. The Company seeks to enter into a similar agreement with respect to the children's videos, although no assurance can be given that such an arrangement can be made or that it will be on terms favorable to the Company. With respect to the Company's skin care products, fulfillment center hired by the Company receives orders via the Company's direct response advertising or via the Internet and transmits these orders to the appropriate contractor. These contractors each have facilities which the Company uses to package, store and ship its products. This eliminates the need for the Company to undertake the cost and administrative burden of large scale warehouse and other fulfillment services. Management believes that concentrating their efforts on developing and marketing their brands, and on sales and merchandising, rather than operating a warehouse, will result in a much greater rate of growth without any diminution in services to its customers. As the Company's business grows, it will continually examine the costs and benefits of obtaining its own distribution center.

         QUALITY CONTROL

         A vital concern to management is quality control. Strict quality control standards are required in order to maintain and build relationships with consumers. The Company carefully monitors the output of its producers and contractors to insure they produce videos and skin care products consistent with the brand and image of the Company. All contractors and vendors, including video producers and post-production staff, are carefully supervised by the Company.

         INVENTORY

         Due to the nature of the Company's video business, the Company does not regularly maintain inventory in any material amount. Once fully produced and ready for distribution, thousands of videos can be produced in a short period of time, eliminating the need to anticipate sales. Because the Company only orders goods after they have received orders from purchasers, inventory is kept to a minimum.

         Although the Company's skin care products can be made and packaged relatively easily, due to the Company's marketing strategy for these products inventory must be kept on hand. The Company's current method of marketing is through direct response television. By law, orders received via such medium must be fulfilled within thirty (30) days of receipt of a credit card number from the consumer. The Production Agreement requires the Marketer to provide the funds necessary for the Company to purchase and maintain such inventory. This arrangement allows the Company to advance minimal funds prior to sales of its products.

         RESEARCH AND DEVELOPMENT

         Because of the Production Agreement, the Company's most significant expenditure is in the writing, animation and overall production of its videos and in the research and development area of its skin care products. The ability to utilize the same video characters multiple times (through sequels and cross-merchandising) and the success of the Company's current anti-aging and other skin care products will have a large impact on the ability of the Company to keep these costs as low as possible.

         EXPANSION STRATEGY

         The Company believes that it can successfully build on its existing customer base and marketing, packaging and shipping relationships and expand its market share in both the children's video and skin care markets. The Company has no plans to open additional offices, but could enter into additional distribution arrangements and/or licensing arrangements as business warrants. The Company may also expand the number of suppliers and manufacturers it contracts with if there is a surge in demand for the Company's product lines. The Company has the capacity to, and intends to, hire additional employees with respect to development of its electronic commerce efforts. There can be no assurance that the Company will be successful in any of these efforts.

         ELECTRONIC COMMERCE

         The Company is seeking to develop its own website in connection with its skin care products, which is also intended to contain a link to a separate site to purchase the children's videos produced by the Company.

         LEASED FACILITIES

         The Company leases property for use as its executive offices at HCR 30-A, North Blenheim, New York, from Ardis Balis, the President and a director of the Company, at a rate of $2,000 per month. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

         EMPLOYEES

         As of November 15, 1999, the Company employs three full-time individuals who operate in executive, administrative, sales, marketing and production capacities. None of the Company's employees is represented by a labor organization and the Company considers its relationship with its employees to be excellent.

         COMPETITION

         There are many companies that offer similar or competitive products to the products produced by the Company. Both the children's video and skin care industries are occupied by some of the largest, most well-known companies in the world, including Disney, Time-Warner, Revlon, Estee Lauder, Scimitar and Anchor Bay. Despite this substantial and intense competition against foreign and domestic competitors with substantially greater resources and distribution capabilities than the Company, the Company seeks to distinguish itself in specialized niches within these industries by attempting to offer unique stories and characters for its children's videos and by seeking to develop patented and proprietary products for skin care and anti-aging not offered by its larger competitors.

         FORWARD-LOOKING STATEMENTS

         This Form 10-SB contains certain forward-looking statements based on our expectations, assumptions, estimates and projections about our business plan. These forward-looking statements involve risks and uncertainties. No one should rely on any of these forward-looking statements. The Company uses words such as "anticipates," "believes," "plans," "expects," "intends," "may," "estimates," "predicts," "potential," "could" and similar expressions to identify forward-looking statements, however, actual results will almost certainly differ, and in some cases materially differ, from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, a lack of adequate funds, an inability to compete with companies with far greater resources, lack of acceptance among consumers of any of the Company's current or future products, the inability of the Company to capitalize on the initial success of its products, a dependence on key personnel of the Company, the possible termination of the Production Agreement and/or termination of relations between any of its suppliers or distributors, product liability for any of its products, governmental regulation and the introduction of "copycat" or "knockoff" products sold at a steep discount to the products of the Company. The Company undertakes no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

         GOVERNMENT REGULATION

         The cosmetics and skin care products sold by the Company are not subject to regulation by the Food and Drug Administration (the "FDA") because the Company only sells topically applied cosmetics and moisturizers. Similarly, the Company's manufacturing facilities located within the United States are not subject to FDA regulation because they only manufacture topically-applied cosmetics and moisturizers. Compliance with federal, state and local laws and regulations pertaining to discharge of materials into the environment, or otherwise relating to the protection of the environment, has not had, and is not anticipated to have, a material effect upon the capital expenditures, earnings or competitive position of the Company.


(c) REPORTS TO SECURITY HOLDERS.

         (1) The Company is not required to deliver an annual report to security holders and at this time does not anticipate the distribution of such a report.

         (2) Upon the Securities and Exchange Commission ("SEC") declaring this Form 10-SB effective, the Company will be obligated to file periodic reports with the SEC under Section 15(d) or 13(a) of the Exchange Act.

         (3) The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

         As set forth in Item 1(b) above, the Company is active in two areas: children's videos and skin care products. The videos, all of which are free of violence, are a combination of live action/animation with original music and narrative soundtracks. The videos are less than 30 minutes each and can be adapted for sale or syndication in foreign markets. In addition, the Company is seeking to develop both additional videos and several weekly combination live action/animated shows aimed at the teenage market. In developing its videos and weekly shows, the Company attempts to create characters with cross-over merchandising appeal into areas such as clothing, board games, interactive CD-ROM games which are both entertaining and educational, books, toys, dolls and video games. The Company contracts on a case-by-case basis with various writers, animators, directors, producers, musicians and post-production staff to complete the videos and prepare them for videotape release.

         The Company has developed a proprietary line of skin care products designed to combat the effects of aging by rejuvenating skin cells and eliminating wrinkles and other signs of aging. In addition to the TheraCel brand, the Company also owns a patent on a pillow designed to help minimize the facial wrinkles some women experience after a night of sleep. The Company contracts with outside sources for the manufacture, bottling, packaging and distribution of its skin care products.

         RESULTS OF OPERATIONS FOR YEAR ENDED DECEMBER 31, 1998 COMPARED WITH YEAR ENDED DECEMBER 31, 1997

         As a result of the acquisition of UDL and its TheraCel product line, the execution of an exclusive sales and marketing agreement for this product line with the Previous Marketer, and the commencement of a successful media infomercial campaign, the Company had net sales of $6,064,378 for the year ended 1998 versus no sales for the year ended 1997. The Company's gross profit for the year ended 1998 was $480,469 or 7.9% of net sales, versus no gross profit for the year ended 1997. Operating expenses for the year ended 1998 were $495,562, an increase of $432,492 or 685% over the $63,070 in operating expenses for the year ended 1997 due to significantly higher marketing and general and administrative expenses associated with the UDL acquisition, including costs of certain anti-dilution provisions contained therein, and the launch of the TheraCel product line.

         As a result of the above, the loss from operations, before depreciation and amortization, was $15,093 for the year ended 1998, an improvement of $47,799 from the loss from operations, before depreciation and amortization, of $63,070 for the year ended 1997.


         As of December 31, 1998, the Registrant had cash of $321,704. As of December 31, 1998, the Registrant had total liabilities of $223,399 and total stockholders' equity of $6,875,534. As of December 31, 1997, the Registrant had cash of $100,300. As of December 31, 1997, the Registrant had total liabilities of $900 and total stockholders' equity of $182,826. These changes resulted primarily from the acquisition of UDL and the resulting increase in sales thereafter, as well as cash received through the sale of Common Stock.

         RESULTS OF OPERATIONS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1999 COMPARED WITH THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1998

         Net sales of $544,350 for the nine month period ended September 30, 1999 represented a decrease of $4,003,932, or 88% from net sales of $4,548,282 for the nine month period ended September 30, 1998. The Company's gross profit decreased $324,530, or 90%, to $35,822 for the nine month period ended September 30, 1999 from $360,352 for the nine month period ended September 30, 1998. The declines in net sales and gross profit are attributable to a decrease in media purchases and ultimately the termination of the Company's exclusive sales and marketing agreement with the Previous Marketer to market the TheraCel product line. Despite the Previous Marketer's initial success in launching the TheraCel product line, the Company was dissatisfied with the performance of the Previous Marketer's fulfillment and call centers to satisfactorily handle the large volume of sales generated by the infomercials. During the fourth quarter of 1999, the Company entered into an exclusive Production Services and Marketing Agreement with a new marketer for the TheraCel product line as well as the Anti-Wrinkle Pillow product line. The Company believes that through improved fulfillment and call center capabilities offered by the new marketer, along with financial terms which are superior to those under the terminated agreement, the Company should be able to increase sales and enhance gross profits in the year 2000 as compared to 1999 and 1998 levels. Operating expenses increased $13,852, or 4%, to $357,356 for the nine month period ended September 30, 1999 from $343,504 for the nine month period ended September 30, 1998 due to costs associated with the termination of the Children's Video marketing agreement not fully offset by lower marketing expenses.

         As a result of the above, the Company incurred a loss from operations, before depreciation and amortization, of $321,534 for the nine months ended September 30, 1999 versus income from operations,before depreciation and amortization, of $16,848 for the nine months ended September 30, 1998.

         As of September 30, 1999, the Registrant had cash of $237,754, total liabilities of $79,800 and total stockholders' equity of $6,684,967. As of September 30, 1998, the Registrant had cash of $287,754, total liabilities of $78,900 and total stockholders' equity of $6,686,624. These changes resulted primarily from the termination of the TheraCel marketing agreement as noted above, as well as cash received through the sale of Common Stock.

         LIQUIDITY AND CAPIAL RESOURCES

         The Company has financed its operations and met its capital requirements primarily through funds raised in private placements conducted since 1996. Beginning in 1998 with its acquisition of UDL, the Company has been able to finance, in part, operations from income. The principal uses of operating cash are to develop and produce the Company's children's videos and to continue to market its line of skin care products.

         YEAR 2000 COMPUTER ISSUES

         What is commonly known as the "Year 2000 Issue" arises because many computer software and hardware systems use only two digits to represent the year. As a result, these systems and programs may not calculate dates beyond 1999, which may cause errors in information or system failures.

         With respect to its internal systems, the Company is taking appropriate steps to remediate the year 2000 issues and does not expect the costs of these efforts to be material. However, the year 2000 readiness of the Company's suppliers may vary. While the Company does not believe the year 2000 matters discussed above will have a material impact on its business, financial condition or results of operations, it is uncertain whether or to what extent the Company may be affected by such matters.


ITEM 3. DESCRIPTION OF PROPERTY.

         The Company leases property for use as its executive offices at HCR 30-A, North Blenheim, New York, from Ardis Balis, the President and a director of the Company, at a rate of $2,000 per month. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS.

         The following persons are known to the Registrant to be officers, directors and beneficial owners of more than five percent of the Registrant's common stock as of November 18, 1999:

NAME AND ADDRESS                      AMOUNT AND NATURE OF
OF BENEFICIAL OWNER                   BENEFICIAL OWNERSHIP                              PERCENT OF CLASS
-------------------                 ------------------------                            ----------------

George Balis                                  651,050 (1)                                     7.42%
HCR 30-A
North Blenheim, New York 12131

Ardis Balis                                 3,825,000 (2)                                    43.63%
HCR 30-A
North Blenheim, New York 12131

Michael Sietz-Honig                                 0                                         --
395 South End Avenue
Apt. 6DD
New York, New York 10208

Dan Gorczycki                                 137,000                                         1.56%
340 East 93rd Street
Apt. 9A
New York, New York 10128

NAME AND ADDRESS                      AMOUNT AND NATURE OF
OF BENEFICIAL OWNER                   BENEFICIAL OWNERSHIP                              PERCENT OF CLASS
-------------------                 ------------------------                            ----------------

John Rissi                                    155,000                                         1.76%
30 East 85th Street
Apt. 3E
New York, New York 10028

Giltner Stevens                               152,000                                         1.73%
2531 East 32nd Street
Joplin, Missouri  64804

ALL OFFICERS AND
DIRECTORS AS A
GROUP (6 Individuals)                       4,920,050                                        56.13%

(1) Excludes shares owned by Ardis Balis, Mr. Balis' wife, as to which shares Mr. Balis disclaims beneficial ownership.

(2) Excludes shares owned by George Balis, Ms. Balis' husband, as to which shares Ms. Balis disclaims beneficial ownership.



ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

(a)  IDENTIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS.

         A. IDENTIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS. The current officers and directors will serve for one year or until their respective successors are elected and qualified. They are:

NAME                                        AGE               DATE OF                   POSITION
                                                              ELECTION
George Balis                                49                September, 1994   Chairman of the Board
HCR 30-A                                                                        of Directors, Chief
North Blenheim                                                                  Executive Officer,
New York 12131                                                                  Secretary

Ardis Balis                                 47                February, 1998    President, Director
HCR 30-A
North Blenheim,
New York 12131

NAME                                        AGE               DATE OF                   POSITION
                                                              ELECTION
Michael Sietz-Honig                         50                November, 1999    Executive Vice-President
395 South End Avenue
Apt. 6DD
New York, New York 10208

Dan Gorczycki                               36                November, 1999    Director
340 East 93rd Street
Apt. 9A
New York, New York 10128

John Rissi                                  36                November, 1999    Director
30 East 85th Street
Apt. 3E
New York, New York 10028

Giltner Stevens                             52                November, 1999    Director
2531 East 32nd Street
Joplin, Missouri  64804

         GEORGE BALIS. George Balis, the Chairman of the Board of Directors, Chief Executive Officer and Secretary of the Company, was in the private practice of law from 1975 through 1986, concentrating in the areas of securities, corporation and entertainment law. From 1986 through 1992, Mr. Balis was Chairman and President of American Screen Company, a diversified entertainment company which, among other things, developed properties for motion picture and television release. From 1993 to 1998, Mr. Balis was in the private practice of law specializing in corporate and entertainment matters. In January, 1998, Mr. Balis became full-time chairman and Chief Executive Officer of the Company. Mr. Balis has served on various boards of directors of corporations in the cosmetics, entertainment and gourmet food industries. Mr. Balis is a graduate of both Columbia University's School of Law and Graduate School of Business, and is admitted to practice law in the State of New York.

         ARDIS BALIS. Ardis Balis, the President and a director of the Company, founded UltraDerma, Ltd., a company which was acquired by the Company in February, 1998. Ms. Balis has both financed and researched the development of rejuvenative skin care products. She has appeared on numerous instructional videos, informercials and television talk shows. For the past five years, Ms. Balis has been the Chief Executive Officer and President of UltraDerma, Ltd.

         MICHAEL SIETZ-HONIG. Michael Sietz-Honig, Vice President of the Company, was Vice President of Marketing for Peter Pan Entertainment from 1997 through 1998, where he conceived the marketing strategy behind the Denise Austin series of exercise videos, accessories and equipment. This strategy utilized direct response television which was later expanded into a nationwide distribution agreement. He supervised the in-house telemarketing unit for the Denise Austin videos, using them as a vehicle to upsell and back-sell related videos and other special interest videos and audio entertainment based on consumer feedback. Prior to that Mr. Sietz-Honig spent 20 years as a writer and creative director for numerous advertising agencies, including J. Walter Thompson, Grey Advertising, Gianettino & Meredith and Griffin Bacal, where he was responsible for clients such as General Foods, Blue Cross/Blue Shield, and Canon. Mr. Sietz-Honig has served as a Strategic Planning and Creative Consultant for MGM Grand Hotels, Dreamworks, JC Penny and Kentucky Fried Chicken.

         DAN E. GORCZYCKI, C.P.A.. Dan Gorczycki, a director of the Company, is currently also a director of Holliday, Fenoglio, Fowler, L.P., a division of Amresco, Inc. Mr. Gorczycki is currently involved in the placement of financing and debt restructuring in real estate transactions. His experience includes work in institutional real estate sales for firms including Landauer Associates, where he worked from 1997 until 1999, Julien J. Studley, Inc., where he worked from 1995 through 1997, and Legg Mason. Mr. Gorczycki additionally was employed by The Greater New York Savings Bank from 1993 until 1995 where he was responsible for completing workouts on overleveraged assets. Mr. Gorczycki's career also contained experience in the financial services industry at both Cowen & Company (now SG Cowen) and Salomon Brothers (now Salomon Smith Barney) as a financial analyst. Mr. Gorczycki started his professional career at Price Waterhouse, where he worked for the Small Business Group as an auditor. Mr. Gorczycki received his MBA from New York University and a BS from St. John's University. He is both a Certified Public Accountant (inactive) and a Licensed Real Estate Salesperson in New York and a member of the Real Estate Board of New York.

         JOHN RISSI. John Rissi, a director of the Company, began his career in telecommunications sales for Cable & Wireless Communications, Inc. where he oversaw a sales staff of more than 30 sales representatives from 1986 to 1989. In February 1989, Mr. Rissi started his own marketing company, Tele-Save, where he marketed telecommunications services for companies including AT&T, Worldcom and Sprint. In August 1995, Mr. Rissi entered into an agreement with VoiceNet Corporation to market their credit calling card program. In April 1999, Mr. Rissi co-founded Mutual Media Corporation, Inc., a marketing company that specializes in marketing major web sites throughout the world. Mr. Rissi received his B.S. at Hofstra University.

         GILTNER STEVENS. Giltner Stevens, a director of the Company, currently serves as a corporate director for several companies and is Chairman of the Board of Directors of Arvest Bank of Joplin, Missouri. From 1977 to 1999, he served as the President and Chief Executive Officer of The Brady Stevens Company, which specializes in residential re-sales, as well as commercial and industrial property management. He received a B.S. in business administrations from the University of Missouri. He currently serves as President of the House Corporation of Beta Theta Pi Fraternity in Columbia, Missouri.

         B.  SIGNIFICANT EMPLOYEES.  None.

         C. FAMILY RELATIONSHIPS. George Balis is the husband of Ardis Balis. They were married in May, 1998. Mr. Balis currently serves as the Chairman of the Board of Directors (the "Board"), the Chief Executive Officer and Secretary of the Company. Mrs. Balis currently serves as President and a member of the Board.

         D. INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS. There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past five years.


ITEM 6. EXECUTIVE COMPENSATION.

         It is intended, as of the date of filing of this Form 10-SB, that each of George Balis, Ardis Balis and Michael Sietz-Honig will execute employment agreements with the Company in form and substance to be negotiated and agreed between the Company and each such individual. These employment agreements are expected to include base salaries, expense allowances, bonuses and a portion of the pre-tax profit of the Company as compensation for their services to the Company, in addition to the opportunity to acquire additional shares of Common Stock. These employment agreements are expected to include non-competition, confidentiality and non-raid provisions to be negotiated.

         On November 18, 1999, each of George Balis and Ardis Balis was issued 350,000 shares of Common Stock, as compensation for services rendered by each of them as officers and directors of the Company in 1999. No other compensation has been paid to any officer or director of the Registrant since 1996 and, other than as set forth above, no compensation has been accrued since that time through September 30, 1999. George Balis received 300,000 shares of Common Stock, having a value of $15,000, as a director's fee for his service as a director in 1997. Mr. Balis is not owed any further compensation for any services rendered to the Company prior to November 15, 1999. Additionally, 300,000 shares of Common Stock, having a value of $15,000, were issued to an individual in 1997 for his services as a director in 1997 (the "Former Director"). The Former Director no longer serves as a director of the Company and is not owed any further compensation. Pursuant to a certain surrender agreement executed by and between the Company and the Former Director on February 26, 1999, the Former Director surrendered to the Company all 300,000 shares issued to him as compensation for his services as a director in 1997. The Company sought to return these shares to the Company's treasury, but such surrender has not yet been reflected on the books and records of the transfer agent. For purposes of calculating the issued and outstanding shares of Common Stock, the Company does not include these 300,000 shares. Certain officers have received loans from the Company, which such terms are set forth in Item 7 below. Directors who are not members of management currently do not receive any compensation for their service as such.

         The following table sets forth all cash compensation paid or to be paid by the Company, as well as certain other compensation paid or accrued, to officers, directors and certain key employees.

                                                                         ANNUAL COMPENSATION
                                                               SALARY           BONUS            OTHER

NAME AND PRINCIPAL POSITION
George Balis                                         1998       -0-             -0-              -0-
Chairman, Chief Executive Officer                    1997       -0-             -0-              $15,000 (1)
and Secretary                                        1996       -0-             -0-              -0-


Ardis Balis (2)                                      1998       -0-             -0-              -0-
President and Director

Michael Sietz-Honig (3)
Executive Vice-President

--------------------
(1) Paid in the form of 300,000 shares of Common Stock as director's compensation.
(2)  Ms. Balis became an employee of the Company in February, 1998.
(3)  Mr. Sietz-Honig became an employee of the Company in March, 1999.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         As of December 31, 1997, George Balis owed the Company $9,031 for money advanced to him. Such amount was repaid by Ardis Balis in 1998 through the application of proceeds from the acquisition of UDL by the Company. As of December 31, 1998, the Company owed Ardis Balis $162,500 in cash pursuant to the acquisition by the Company of UltraDerma, Ltd. Such amount, plus an additional $213,427 (which such amount was advanced to Ms. Balis as a loan from the Company), was paid in cash to Ms. Balis. Accordingly, as of September 30, 1999, there was a balance owed by Ms. Balis to the Company of $50,927, which such amount remains outstanding.

         As of December 31, 1998, the Company had invested $161,621 to obtain a nineteen percent (19%) equity interest in a company which develops and markets gourmet snack foods.

         On May 1, 1998 and September 28, 1998, George Balis transferred 400,000 shares and 200,000 shares, respectively, of Common Stock to Ardis Balis to enable the Company to meet its obligation to Ms. Balis with respect to the Acquisition Agreement. On November 18, 1999 the Company issued an additional 450,000 shares of Common Stock to Ardis Balis to enable the Company to meet its obligation to Ms. Balis with respect to the Acquisition Agreement. The Acquisition Agreement requires the Company to insure that Ardis Balis, until such time as the Company shall complete a registered public offering of its shares, maintain an equity position in the Company at no less than 51% of all issued and outstanding shares of Common Stock of the Company. For purposes of such calculation, the Company is permitted to include shares of Common Stock held by George Balis, the Chairman and Chief Executive Officer of the Company and the husband of Ardis Balis.

ITEM 8. DESCRIPTION OF SECURITIES.

         (a) COMMON OR PREFERRED STOCK.

         The Company is authorized by its Certificate of Incorporation, as amended, to issue an aggregate of 10,000,000 shares of Common Stock, par value $.0001 per share (the "Common Stock"). On November 18, 1999, the Company amended its Certificate of Incorporation to authorize a total of 25,000,000 shares of Common Stock and 10,000,000 blank check preferred shares (the "Preferred Stock"). As of November 19, 1999, 8,765,947 shares of Common Stock were issued and outstanding. Other than the Common Stock and Preferred Stock, the Company is not authorized to issue any other class of capital stock.

         All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders of the Company. All shareholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The shareholders do not have cumulative or preemptive rights.

         The Board is expressly authorized at any time, to provide for the issuance of the Preferred Stock in one or more series, with such voting powers, and with such designations, preferences and relative participating, option or other special rights as expressed in the resolution or resolutions providing for the issue thereof and adopted by the Board.

         The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 10-SB.

         (b) DEBT SECURITIES. None.

         (c) OTHER SECURITIES TO BE REGISTERED. None.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         (a) MARKET INFORMATION. The Company's common stock is traded in the over-the-counter market on the NASDAQ OTC Bulletin Board. The following chart summarizes trading activity in the Company for fiscal years 1999 and 1998. The following quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. The source of the following information was the OTC Bulletin Board Quarterly Quote Summary Report received from Nasdaq Trading Market Services.


                                             Common Stock,
                                           $0.0001 par value

                                                  BID
PERIOD                                  HIGH               LOW
FISCAL YEAR 1999
First Quarter
(January through March)                 1.5313             0.375


Second Quarter
(April through June)                    1.0625             0.375

Third Quarter
(July through September)                0.5625             0.25


FISCAL YEAR 1998
First Quarter
(January through March)                10.3125             2.75

Second Quarter
(April through June)                    4.8125             0.625

Third Quarter
(July through September)                2.8125             1.25

Fourth Quarter
(October through December)              2.625              1.50


         (b) HOLDERS. As of November 19, 1999, there were approximately 95 record holders of 8,765,947 shares of the Company's Common Stock.

         (c) DIVIDENDS. The Company has not paid any cash dividends to date and does not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of the Company's business.

ITEM 2. LEGAL PROCEEDINGS.

         There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

         There are not and have not been any disagreements between the Registrant and its accountants on any matter of accounting principles, practices or financial statement disclosure.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         In February, 1997, the Company issued 2,300,000 shares of Common Stock at a price of $.0001 per share. This transaction was exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to
Section 4(2) thereof, since they were issued solely to members of management and directors of the Company. Also in February, 1997, the Company issued 578,000 shares of Common Stock for par value ($.0001) as compensation for services rendered. This transaction was exempt from registration under the Securities Act, pursuant to Section 4(2) thereof since they were issued solely to members of management and directors of the Company.

         In December, 1997, the Company issued 600,000 shares of Common Stock to two individuals as compensation for serving as directors of the Company. This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act since they were issued solely to members of management and directors of the Company. Also in December, 1997, the Company sold 398,000 shares of Common Stock for $.25 per share, which such transaction was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof. Also in December, 1997, the Company sold 82,353 shares of Common Stock for $.25 per share. This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof.

         In March, 1998, the Company issued 500,000 shares of Common Stock to Ardis Balis, an officer and director of the Company, pursuant to the Acquisition Agreement, which transaction was exempt from registration pursuant to Section 4(2) of the Securities Act.

         In April, 1998, the Company issued 800,000 shares to Ardis Balis to comply with the terms of the Acquisition Agreement. This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act. Also in April, 1998, the Company sold 300,000 shares at a price per share of $.16 and 250,000 shares for $.25 per share. These transactions were exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof.

         In April, 1998, the Company issued 400,000 shares of Common Stock at par value, $.0001, to George Balis, an officer and director of the Company. This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act.

         In April, 1998, the Company sold 100,000 shares at a price of $.50 per share, and an additional 100,000 shares for $.85 per share, which such transactions were exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof.

         Also in April, 1998, the Company issued 350,000 shares to Ardis Balis to remain in compliance with the terms of the Acquisition Agreement. This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act. Additionally, the Company sold 350,000 restricted shares of Common Stock for $.35 per share, which such transaction was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof. In April, 1998, the Company sold an additional 300,000 shares of Common Stock at $.166 per share. This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof.


         In July, 1998, the Company issued 275,000 shares to Ardis Balis to remain in compliance with the terms of the Acquisition Agreement, which such transaction was exempt from registration pursuant to Section 4(2) of the Securities Act. Also in July, 1998, the Company sold 75,000 shares to one entity and 200,000 shares to another entity, both at a price per share of $.50, and both exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof.

         In September, 1998, the Company sold 137,500 shares, pursuant to
Section 4(2) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof, for $.50 per share. Also in September, 1998, the Company issued 700,000 shares to Ardis Balis to remain in compliance with the terms of the Acquisition Agreement. Also in September, 1998, the Company sold 120,000 shares of Common Stock for $.20 per share, pursuant to an exemption from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof.

         In September, 1998, in three unrelated transactions, the Company sold 50,000 shares of Common Stock at $.30 per share, 80,000 shares at $.50 per share and 50,000 shares at $.65 per share, all pursuant to an exemption from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof.

         In October, 1998, the Company sold 2,985 shares of Common Stock at $.40 per share, pursuant to an exemption from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof.

         In November, 1998, the Company sold 25,000 shares of Common Stock for services rendered, which such services were valued at $44,500, or $.56 per share. This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act.

         In November, 1998, the Company sold 75,000 shares at $.80 per share. This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof.

         In three unrelated transactions in December, 1998, the Company sold 80,000, 290,000 and 30,000 shares of Common Stock each for $.50 per share, pursuant to an exemption from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof.

         In December, 1998, the Company sold 25,000 shares for $.80 per share, pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof. Also in December, 1998, the Company sold 12,000 shares of Common Stock for $.48 per share, pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof.

         In January, 1999, the Company sold 170,000 shares for $.50 per share, pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof.

         In February, 1999, the Company issued 75,000 restricted shares for services rendered valued at $69,750, or $.93 per share, which such transaction was exempt from registration pursuant to Section 4(2) of the Securities Act.

         In March, 1999, the Company sold 30,000 shares of Common Stock, pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof, for $.50 per share.

         In April, 1999, the Company sold 750,000 shares of Common Stock, pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof, for $.25 per share. Also in April, 1999, the Company sold 20,000 shares of Common Stock for services rendered valued at $11,200, or $.56 per share, which such transaction was exempt from registration pursuant to Section 4(2) of the Securities Act.

         In July, 1999, the Company sold 200,000 shares of Common Stock in consideration for the termination of a marketing agreement, valued at $59,375 or $.296 per share. Also in July, 1999, the Company issued 50,000 shares of restricted Common Stock in connection with services rendered, valued at $13,250, or $.265 per share, which such transaction was exempt from registration pursuant to Section 4(2) of the Securities Act.

         Pursuant to the Production Agreement, the Marketer, among other things, would create and produce a 30-minute direct response television commercial and a one- or two-minute television commercial for the Company's skin care products.

Pursuant to the Production Agreement, the Company also entered into an incentive based Stock Option Agreement (the "Option Agreement") with the Marketer. Pursuant to the Option Agreement, the Company granted the Marketer options to buy a number of shares of Common Stock, at a particular price per share, based on the total number of Product Units sold in each Performance Year, as such terms are defined in the Option Agreement. The Option Agreement is for a total of three Performance Years. Options to purchase Common Stock are exercisable for a period of five (5) years from the end of the then-applicable Performance Year. If the Option Agreement continues for three Performance Years and the Marketer qualifies for the maximum number of options in each Performance Year, the Company will issue the Marketer options to purchase 270,000 shares of Common Stock at an exercise price of $.55 for the first Performance Year (based on the sale of 95,000 Product Units at a current retail sales price of $149 per Product
Unit), options to purchase 480,000 shares of Common Stock at an exercise price of $.50 for the second Performance Year (based on the sale of 160,000 Product Units) and options to purchase 600,000 shares of Common Stock at an exercise price of $.50 for the third Performance Year (based on the sale of 200,000 Product Units).

         In November, 1999, the Company issued 350,000 shares of Common Stock to Ardis Balis and 350,000 shares to George Balis for services rendered by each of them as officers and directors of the Company during 1999. Additionally, the Company issued 400,000 shares of Common Stock to be in compliance with the terms of the Acquisition Agreement. All of these transactions were exempt from registration pursuant to Section 4(2) of the Securities Act since they were issued solely to members of management and directors of the Company. Also in November, 1999, the Company sold 50,000 shares of Common Stock for services rendered, which such services were valued at $5,000, or $.10 per share. This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The By-laws and Certificate of Incorporation of the Company include an indemnification provision that indemnifies to the maximum extent permitted by law, any person who is or was a director, officer, agent, fiduciary or employee of the Company against any claim, liability or expense arising, because of a person serving, at the Company's request, in any of the roles described above. The Company may purchase, to the maximum extent permitted by law, indemnification insurance. No directors of the Company will have any personal liability for monetary damages to the Company or its shareholders for breach of his or her fiduciary duty as a director except if: the director breaches his or her loyalty, does not act in good faith, does not follow the law, or derives an improper personal benefit.


PART III

ITEM 1. INDEX TO FINANCIAL STATEMENTS AND EXHIBITS.

(a)      INDEX TO FINANCIAL STATEMENTS.
                                                            PAGE
Independent Accountants' Report
         Years ended December 31, 1998 and 1997..........    F-1

Balance Sheets
         As of December 31, 1998 and 1997................    F-2

Statement of Changes in Shareholders' Equity
         Years ended December 31, 1998 and 1997..........    F-3

Statement of Income
         Years ended December 31, 1998 and 1997..........    F-4

Statement of Cash Flows
         Years ended December 31, 1998 and 1997..........    F-5

Notes to Financial Statements
         Years ended December 31, 1998 and 1997..........    F-6

Balance Sheet
         As of September 30, 1999........................    F-12

Statement of Income
         Three and Nine Months ended September 30, 1999
           and 1998......................................    F-13

Statement of Cash Flows
         Three and Nine Months ended September 30, 1999
           and 1998......................................    F-14

Notes to Financial Statements
         Nine Months ended September 30, 1999............    F-17


(b)      EXHIBITS.

3.1      Certificate of Incorporation

3.2      Amendments to the Certificate of Incorporation

3.3      Bylaws

3.4      Application for Authority to Conduct Business in the State of New York

10.1 Production Services and Marketing Agreement, dated November 3, 1999 between the Company and Marketer, and related Stock Option Agreement

23       Consent of Independent Auditors

27.1     Financial Data Schedule

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              MILLENNIUM DIRECT, INC.


                                              By: /S/ GEORGE BALIS
                                              --------------------------
                                              George Balis
                                              Chief Executive Officer

                                              Date: November 19, 1999

                                 KID ROM, INC.

                       CONSOLIDATED FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

KID ROM, INC.

TABLE OF CONTENTS

--------------------------------------------------------------------------------
                                                                      PAGE

REPORT OF INDEPENDENT ACCOUNTANTS                                      F-1

CONSOLIDATED BALANCE SHEETS                                            F-2

CONSOLIDATED STATEMENTS OF INCOME                                      F-3

CONSOLIDATED STATEMENTS OF CHANGES
  IN STOCKHOLDERS' EQUITY                                              F-4

CONSOLIDATED STATEMENTS OF CASH FLOWS                                  F-5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                          F-6 - F-11

                           VLAHAKIS & ASSOCIATES, CPA

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of Kid Rom, Inc.:

We have audited the accompanying consolidated balance sheets of Kid Rom, Inc. and, commencing February 1, 1998, its wholly owned subsidiary Ultra Derma, Ltd., as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above prsent fairly, in all material respects, the financial position of Kid Rom, Inc. and, commencing February 1, 1998, its wholly owned subsidiary Ultra Derma, Ltd., as of December 31, 1998 and 1997, and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

Stamford, NY

November 15, 1999

                                  KID ROM, INC.
                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 1998 AND 1997



                                     ASSETS

                                                                                            1998                   1997
                                                                                        --------------         ------------
Current Assets:
                 Cash                                                                         $321,704             $100,300
                 Accounts receivable                                                           336,690
                 Inventory                                                                      15,000
                                                                                        --------------         ------------
                                     Total Current  Assets                                     673,394              100,300

Video costs                                                                                    253,702               70,008

Office furniture and equipment - less accumulated depreciation
                 of $5,180 in 1998 and $1,097 in 1997                                           11,399                4,387

Intangible assets - less accumulated amortization of
                 $323,183 in 1998, (see Footnote #3)                                         5,988,817

Investments (see Footnote #7)                                                                  161,621

Investments, other                                                                              10,000

Receivables from stockholders                                                                                         9,031
                                                                                        --------------         ------------

                 Total Assets                                                               $7,098,933             $183,726
                                                                                        ==============         ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
                 Payable to stockholder                                                       $162,500                   $0
                 Accrued expenses payable                                                       60,899                  900
                                                                                        --------------         ------------
                                     Total Current Liabilities                                 223,399                  900

Stockholders' Equity:
                 Common stock - authorized 10,000,000 shares, $0.0001 par
                                     value, issued and outstanding - 6,500,947 shares
                                     in 1998 and 1,001,078 shares in 1997                          650                  100

                 Additional paid-in capital                                                  7,317,343              282,826

                 Retained deficit                                                             (442,459)            (100,100)
                                                                                        --------------         ------------

                                     Total Stockholders' Equity                              6,875,534              182,826
                                                                                        --------------         ------------

                                     Total Liabilities and Stockholders' Equity             $7,098,933             $183,726
                                                                                        ==============         ============




SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  KID ROM, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                                        1998                   1997
                                                                                    ------------           -----------

Income
                  Sales, net                                                        $6,064,378                      $0
                  Commissions                                                       (4,669,794)
                  Cost of goods sold                                                  (914,115)
                                                                                    -----------            -----------
                                  Gross Margin                                         480,469                       0

Expenses
                  Marketing                                                            299,627                  11,328
                  General and administrative                                           106,532                  49,942
                  Professional fees                                                     29,127
                  Other, net of interest income of $300 for 1998                        60,276                   1,800
                                                                                    -----------            -----------
                                  Total Expenses                                       495,562                  63,070
                                                                                    -----------            -----------

Loss before depreciation, amortization and provision for income taxes                  (15,093)                (63,070)

                  Depreciation                                                           4,083                   1,097
                  Amortization                                                         323,183
                                                                                    -----------            -----------
                                                                                       327,266                   1,097
                                                                                    -----------            -----------

Loss before provision for income taxes                                                (342,359)                (64,167)

Provision for income taxes (see Footnote #8)                                               -                       -
                                                                                    -----------            -----------

Net loss                                                                            $ (342,359)              $ (64,167)
                                                                                    ===========            ===========


Net loss per common share-basic:                                                     $   (0.08)              $   (1.45)
                                                                                    ===========            ===========

Net loss per common share-diluted:                                                   $   (0.08)              $   (1.45)
                                                                                    ===========            ===========











SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  KID ROM, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                       ADDITIONAL
                                                  COMMON                PAID-IN               RETAINED
                                                   STOCK                CAPITAL                DEFICIT                 TOTAL
                                             ----------------    --------------------     ----------------     --------------------
BALANCE, DECEMBER 31, 1996                            $20                $134,445            $(35,933)                  $98,532

Net loss                                                                                      (64,167)                  (64,167)
Common stock issued                                   387                 148,074                                       148,461
One-for-one thousand reverse stock
            split (see Footnote #5)                  (307)                    307                                             0
                                             ----------------    --------------------     ----------------     --------------------

BALANCE, DECEMBER 31, 1997                            100                 282,826            (100,100)                  182,826

Net loss                                                                                     (342,359)                 (342,359)
Common stock issued                                   550               7,034,517                                     7,035,067
                                             ----------------    --------------------     ----------------     --------------------

BALANCE, DECEMBER 31, 1998                           $650              $7,317,343           $(442,459)               $6,875,534
                                             ================    ====================     ================     ====================





SEE  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  KID ROM, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                                                   1998                 1997
                                                                                             -----------------     ----------------

CASH FLOWS FROM OPERATING ACTIVITIES:
                  Net loss                                                                      $ (342,359)           $ (64,167)
                  Adjustments to reconcile net loss to
                  cash used in operating activities:
                                  Depreciation and amortization                                    327,266                1,097
                                  Marketing expenses                                               257,250
                                  General and administrative expenses                                                    30,000
                  Changes in operating assets and liabilities:
                                  Accounts receivable                                             (336,690)
                                  Inventory                                                        (15,000)
                                  Accrued expenses                                                  59,999                  900
                                                                                            -----------------     ----------------
                  Net cash used in operating activities                                            (49,534)             (32,170)


CASH FLOWS FROM INVESTING ACTIVITIES:
                  Purchase of intangible assets                                                   (214,900)
                  Purchase of investments                                                         (171,621)
                  Addition to video costs                                                         (114,474)
                  Purchase of office furniture and equipment                                       (11,095)              (5,484)
                                                                                             -----------------     ----------------

                  Net cash used in investing activities                                           (512,090)              (5,484)


CASH FLOWS FROM FINANCING ACTIVITIES:
                  Proceeds from issuance of common stock                                           773,997              118,461
                  Receivable from stockholder                                                        9,031               (8,130)
                                                                                             -----------------     ----------------

                  Net cash provided by financing activities                                        783,028              110,331


NET INCREASE IN CASH                                                                               221,404               72,677

CASH, BEGINNING OF YEAR                                                                            100,300               27,623
                                                                                             -----------------     ----------------

CASH, END OF YEAR                                                                                 $321,704             $100,300
                                                                                             =================     ================

         Supplemental disclosure of non-cash operating, investing and financing activities.

         At various times during 1998, the Company issued common stock in the amounts of $257,250, $69,220 and $5,934,600 to pay for marketing expenses and to purchase video costs and intangible assets, respectively.
         Furthermore, the Company obtained $162,500 in short term, non-interest bearing financing from Boyd in connection with the UltraDerma Acquisition.

         On December 31, 1997, the Company issued common stock in the amount of $30,000 to pay for certain general and administrative expenses.

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  KID ROM, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - THE COMPANY

Kid Rom, Inc. (the "Company") is engaged principally in the development and sale of certain premium skincare products which are marketed under the TheraCel brand name. These products, which the Company acquired in February 1998 (see Footnote #3), are marketed primarily in the United States through direct response television.

The Company also develops and produces programming for the toddlers, children's and educational markets. To date, the Company has completed two children's videos, "Brett The Jett" and "Toby The Tugboat", and has several others under development (collectively the "Children's Videos").


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany transactions have been eliminated.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

Cash consists of amounts on deposit in non-interest bearing accounts maintained at several major banking institutions.

Revenue is recognized when product is shipped by the Company's authorized distributor (see Footnote # 4).

Inventory is stated at the lower of cost, as determined utilizing the first-in, first-out (FIFO) method, or market.

Office furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using an accelerated method over a five year useful life for both financial reporting and income tax reporting purposes. The Company intends to amortize video costs, which include the associated costs of developing and producing the Children's Videos, once such videos are sold.

                                  KID ROM, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (continued)


NOTE 3 - BUSINESS ACQUISITION

On February 1, 1998, the Company, through a wholly-owned subsidiary, acquired substantially all of the assets and assumed a certain marketing agreement (see Footnote #4) of UltraDerma, Ltd. ("UltraDerma", and its sole shareholder "Boyd") for a total purchase price of $6,334,600 (the "UltraDerma Acquisition"). UltraDerma develops and markets premium skincare products marketed under the TheraCel brand name. The consideration consisted of $400,000 in cash of which $237,500 was paid during 1998 and $162,500 in 1999, in each instance from the Company's on hand balances, and the issuance of 3,025,000 restricted shares of the Company's common stock which were valued at $5,934,600. As a result of the acquisition, the Company changed the name of its subsidiary to UltraDerma, Ltd.

Concurrent with the UltraDerma Acquisition, the Company granted Boyd certain anti-dilution rights (the "Anti-Dilution Rights"). Pursuant to these rights, the Company has agreed to maintain Boyd's interest in the Company, pending a registered public offering of the Company's common shares, at no less than 51% of the issued and outstanding common shares. For purposes of this calculation, the Company is permitted to include shares held by its chairman, who subsequent to the acquisition became affiliated with Boyd. The Company estimates its contingent obligation under these anti-dilution provisions to be approximately $60,000 and has included such amount in other expenses for 1998.

The acquisition was accounted for as a purchase and, accordingly, UltraDerma's results are included in the consolidated financial statements since the date of acquisition. The total purchase price has been allocated to the acquired assets based upon their respective fair market values. The components of intangible assets included in the allocation of the purchase price, including goodwill which represents the excess of the purchase price over the fair value of assets acquired, along with their related straight-line amortization periods, were:

                                                                                      Amortization
                                                                      Amount         period (years)
---------------------------------------------------- -------------------------- -------------------------
Trademarks                                                          $2,700,000             15

Product development                                                  1,350,000             15

Patents                                                                300,000             15

Goodwill                                                             1,962,000             25

---------------------------------------------------- -------------------------- -------------------------
Total                                                               $6,312,000


                                  KID ROM, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (continued)


NOTE 3 - BUSINESS ACQUISITION, continued

The unaudited pro forma combined results of operations, as if the assets of UltraDerma had been acquired at the beginning of 1998 and 1997, are estimated to be:

(in dollars, except per share data)                        1998             1997
---------------------------------------------------- ----------------- ---------------
Net sales                                                $6,174,300       $  37,100
Net (loss)                                               $ (373,100)      $(457,600)
Net loss per share                                       $    (0.09)      $  (10.33)


The pro forma results include amortization of the intangibles presented above. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of 1998 and 1997, nor are they necessarily indicative of future consolidated results.


NOTE 4 - COMMITMENTS

On June 20, 1997, UltraDerma entered into a sales representative and service agreement (the "Rep Agreement") with a certain distributor (the "Distributor") which was subsequently assumed by the Company effective February 1, 1998 in connection with the UltraDerma Acquisition. Under the terms of the Rep Agreement, the Distributor was granted the exclusive right to market and distribute, on an agency basis, the Theracel product line. In addition, the Distributor agreed to perform certain related accounting, administrative and other services. The Rep Agreement had an initial term of one year which commenced during September 1997 upon the completion of an infomercial, as produced and paid for by the Distributor, and is automatically renewed on an annual basis thereafter, subject to certain cancellation rights held by the Company and the Distributor pertaining to minimum sales levels for a given contract year (see Footnote #9). The results of this Rep Agreement, including the commissions due the Distributor which are based on a specified percentage of sales, are included in the accompanying financial statements beginning February 1, 1998, the date of the UltraDerma Acquisition.

In February 1998, the Company granted the aforementioned Distributor an exclusive license to reproduce, market and sell the Company's portfolio of Children's Videos. Under the terms of the licensing agreement, the Distributor agreed to produce, at its expense, several broadcast quality commercials relating to the Children's Videos and to air, at its expense, these commercials

                                  KID ROM, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (continued)


NOTE 4 - COMMITMENTS, continued

during appropriate cable television programs. The agreement, which requires the Distributor to pay the Company a specified royalty for each video sold, had an initial term of one year which commenced during May 1998 and is automatically renewed on an annual basis thereafter, provided certain minimum sales levels are met for a given contract year (see Footnote #9). During 1998, the Company did not recognize any revenue under this agreement.

The Company had no obligations which required the payment of interest during 1998 and 1997.

NOTE 5 - STOCKHOLDERS' EQUITY

On November 25, 1997, the Board of Directors declared a one-for-one thousand reverse stock split on the Company's common stock payable on December 22, 1997. As a result of the reverse split, $307 was transferred from common stock to additional paid-in capital representing the par value of the common shares so reversed. All references to number of shares, except shares authorized, and to per share information in the consolidated financial statements have been adjusted to reflect the stock split on a retroactive basis.


NOTE 6 - NET LOSS PER SHARE

Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding for each year. The weighted average number of shares used to compute basic loss per share for the years ended December 31, 1998 and 1997 were 4,291,061 and 44,302, respectively.

Diluted loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the year plus, for 1998, the incremental shares that would have been outstanding had the Company been required to issue additional shares pursuant to the Anti-Dilution Rights. In 1998, issuance of shares pursuant to these rights would have been anti-dilutive and therefore, were not considered in the computation of diluted loss per share. As a result, for the years ended December 31, 1998 and 1997 diluted loss per share equals basic loss per share.

                                  KID ROM, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (continued)


NOTE 7 - RELATED PARTIES

The Company leases its office space, on a month-to-month basis, from Boyd. For 1998 and 1997, the Company recorded rent expense under these leases of approximately $29,800 and $14,400, respectively.

At December 31, 1997, the Company held an unsecured note receivable from its chairman in the amount of $9,031. This note, which bears interest at 8% per annum and is payable on demand, arose from advances made to the chairman during 1997. The note was repaid, along with $300 of interest, in 1998.

At December 31, 1998, the Company had invested $161,621 to obtain a 19% equity interest in a company which develops and markets gourmet snack foods. The Company's investment, which is controlled by Boyd and the Company's chairman, is carried at cost which approximates fair value.


NOTE 8 - INCOME TAXES

There is no current or deferred tax expense for the years ended December 31, 1998 and 1997 due to the Company's net loss for those years. Future tax benefits, such as net operating loss carryforwards, are not recognized in the accompanying financial statements.

The difference between the statutory federal income tax rate (35%) and the Company's effective tax rate (0%) for 1998 and 1997 is attributable to an increase in net operating loss carryforwards.


NOTE 9 - SUBSEQUENT EVENTS

On June 3, 1999, the Company agreed to pay the Distributor approximately $59,000 to terminate the Children's Videos licensing agreement. This payment, which consisted of 200,000 restricted shares of the Company's common stock, will be reflected as an expense during 1999.

At September 30, 1999, the Company had made aggregate, non-interest bearing advances of $25,462 to both its chairman and Boyd.

                                  KID ROM, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (continued)


NOTE 9 - SUBSEQUENT EVENTS, continued

On September 15, 1999, the Company exercised its cancellation rights under the Rep Agreement with the Distributor and terminated such agreement effective September 20, 1999.

At September 30, 1999, the Company had made aggregate advances which bear market rates of interest of $25,462 to both its chairman and Boyd.

During November 1999, the Company entered into several related production and marketing agreements with a new marketing company (the "Marketer") to market the Company's TheraCel product line. Pursuant to these agreements, the Marketer will develop direct response television advertising and perform certain manufacturing, warehousing and other services in exchange for certain fees which will cover the Marketer's costs and include a specified percentage of sales. The Company will retain its trademarks and other proprietary information. In connection with these agreements, the Company granted the Marketer certain incentive based stock options to acquire common stock of the Company. These options are exercisable for a period of up to five years following the completion of a Performance Year, as such term is defined in the option agreement, and allow the Marketer to acquire, based on units sold, up to 1,350,000 shares at exercise prices ranging from $.50 to $1.00 per share.

During November 1999, the Company intends to file Form 10-SB, General Form for Registration of Securities of Small Business Issuers ("Form 10-SB") pursuant to
Section 12 of the Securities Exchange Act of 1934 ("Exchange Act"). Upon the Securities and Exchange Commission ("SEC") declaring such Form 10-SB effective, the Company will be obligated to file periodic reports with the SEC under section 15(d) or 13(a) of the Exchange Act.

                                  KID ROM, INC.
                           CONSOLIDATED BALANCE SHEET
                            AS OF SEPTEMBER 30, 1999
                                   (Unaudited)


                                     ASSETS
                                                                                        1999
                                                                                 --------------------
Current Assets:
                 Cash                                                                       $287,754
                 Accounts Receivable                                                         269,129
                 Inventory                                                                     5,260
                                                                                 --------------------
                                 Total Current  Assets                                       562,143

Video Costs                                                                                  262,582

Office furniture and equipment- less accumulated
depreciation of $8,582                                                                         7,997

Intangible assets-less accumulated amortization
of $602,043                                                                                5,709,957

Investments (see Footnote #7)                                                                161,921

Investments-other                                                                             10,000

Receivable from stockholder                                                                   50,924
                                                                                 --------------------

                 Total Assets                                                             $6,765,524
                                                                                 ====================


                      LIABILITIES AND STOCKHOLDERS' EQUITY


Current Liabilities:
                 Accrued expenses payable                                                    $78,900
                                                                                 --------------------

Stockholders' Equity:
                 Common stock - authorized 10,000,000 shares,
                 $0.0001 par value, issued and outstanding 7,565,947 shares                      757


                 Additional paid-in capital                                                7,732,122

                 Retained deficit                                                         (1,046,255)

                                                                                 --------------------

                                 Total Stockholders' Equity                                6,686,624

                                                                                 --------------------

                 Total Liabilities and Stockholders' Equity                               $6,765,524
                                                                                 ====================




SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  KID ROM, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
          FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)

                                                           For the Quarter Ended                    For the Nine Months Ended
                                                                September 30,                              September 30,
                                                          1999               1998                     1999                1998
                                                     -------------      ----------------         --------------       --------------
Income
                 Sales, net                           $  82,891            $1,516,094              $ 544,350            $4,548,282
                 Commissions                            (71,385)           (1,167,448)              (470,874)           (3,502,344)
                 Cost of goods sold                      (5,490)             (228,529)               (37,654)             (685,586)
                                                     -------------      ----------------         --------------       --------------
                                 Gross Margin             6,016               120,117                 35,822               360,352

Expenses
                 Marketing                              133,879                74,906                182,390               224,720
                 General and Administrative              18,693                17,865                 72,831                51,508
                 Professional                            13,860                 7,281                 43,135                21,845
                 Other                                   59,000                15,144                 59,000                45,431
                                                     -------------      ----------------         --------------       --------------
                                 Total Expenses         225,432               115,196                357,356               343,504

Loss before depreciation, amortization and
                 provision for income taxes            (219,416)                4,921               (321,534)               16,848

                 Depreciation                             1,133                 1,021                  3,402                 3,062
                 Amortization                            92,953                80,795                278,860               242,387
                                                     -------------      ----------------         --------------       --------------
                                                         94,086                81,816                282,262               245,449

Loss before provision for income taxes                 (313,502)              (76,895)              (603,796)             (228,601)

Provision for income taxes (see footnote #8)               -                      -                      -                     -
                                                     -------------      ----------------         --------------       --------------

Net loss                                              $(313,502)           $  (76,895)             $(603,796)           $ (228,601)
                                                     =============      ================         ==============       ==============
Net loss per common share--basic                         $(0.04)               $(0.01)                $(0.09)               $(0.06)
                                                         =======               =======                =======               =======
Net loss per common share--diluted                       $(0.04)               $(0.01)                $(0.09)               $(0.06)
                                                         =======               =======                =======               =======


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  KID ROM, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
          FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                  (UNAUDITED)

                                                     For the Quarter Ended         For the Nine Months Ended
                                                         September 30,                    September 30,
                                                      1999          1998               1999           1998
                                                  -----------    -----------       -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                        $(313,502)      $(76,895)        $(603,796)     $(228,601)
   Adjustments to reconcile net loss to
   cash used in operating activities:
      Depreciation and amortization                   94,086         81,816           282,262        245,449
      Marketing expenses                                                               97,670        257,250
   General and Administrative Expenses                                                 59,000
   Changes in operating assets and liabilities:
      Accounts receivable                             (6,506)      (102,042)           67,561       (336,690)
      Inventory                                        1,490                            9,740        (15,000)
      Accrued expenses                                 6,001                           18,001         59,280
                                                 -----------    -----------       -----------    -----------
      Net cash used in operating activities         (218,431)       (97,121)          (69,562)       (18,312)


CASH FLOWS FROM INVESTING ACTIVITIES:
      Purchase of intangible assets                                                                 (214,900)
      Purchase of investments                                       (10,000)             (300)      (171,621)
      Addition to video costs                                       (33,617)           (8,880)       (80,855)
      Purchase of office furniture and equipment                       (269)                         (11,095)
                                                 -----------    -----------       -----------    -----------

      Net cash used in investing activities                0        (43,886)           (9,180)      (478,471)


CASH FLOWS FROM FINANCING ACTIVITIES:
      Proceeds from issuance of common stock                        193,481           258,216        580,442
      Receivable from stockholder, net               118,394        107,983          (213,424)        19,014
                                                 -----------    -----------       -----------    -----------
                                                     118,394        301,464            44,792        599,456
      Net cash provided by financing activities


NET INCREASE (DECREASE) IN CASH                     (100,037)       160,457           (33,950)       102,673

CASH, BEGINNING OF PERIOD                            387,791         42,516           321,704        100,300
                                                 -----------    -----------       -----------    -----------

CASH, END OF PERIOD                                 $287,754       $202,973          $287,754       $202,973
                                                 ===========    ===========       ===========    ===========


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  KID ROM, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)

NOTE 1 - THE COMPANY

Kid Rom, Inc. (the "Company") is engaged principally in the development and sale of certain premium skincare products which are marketed under the TheraCel brand name. These products, which the Company acquired in February 1998 (see Footnote #3), are marketed primarily in the United States through direct response television.

The Company also develops and produces programming for the toddlers, children's and educational markets. To date, the Company has completed two children's videos, "Brett The Jett" and "Toby The Tugboat", and has several others under development (collectively the "Children's Videos").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany transactions have been eliminated.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

Cash consists of amounts on deposit in non-interest bearing accounts maintained at several major banking institutions.

Revenue is recognized when product is shipped by the Company's authorized distributor (see Footnote # 4).

Inventory is stated at the lower of cost, as determined utilizing the first-in, first-out (FIFO) method, or market.

Office furniture and equipment are stated at cost, less accumulated depreciation.
Depreciation is computed using an accelerated method over a five year useful life for both financial reporting and income tax reporting purposes. The Company intends to amortize video costs, which include the associated costs of developing and producing the Children's Videos, once such videos are sold.

                                  KID ROM, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (unaudited, continued)


NOTE 3 - BUSINESS ACQUISITION

On February 1, 1998, the Company, through a wholly-owned subsidiary, acquired substantially all of the assets and assumed a certain marketing agreement (see Footnote #4) of UltraDerma, Ltd. ("UltraDerma", and its sole shareholder "Boyd") for a total purchase price of $6,334,600 (the "UltraDerma Acquisition"). UltraDerma develops and markets premium skincare products marketed under the TheraCel brand name. The consideration consisted of $400,000 in cash of which $237,500 was paid during 1998 and $162,500 in 1999, in each instance from the Company's on hand balances, and the issuance of 3,025,000 restricted shares of the Company's common stock during 1998 which were valued at $5,934,600. As a result of the acquisition, the Company changed the name of its subsidiary to UltraDerma, Ltd.

Concurrent with the UltraDerma Acquisition, the Company granted Boyd certain anti-dilution rights (the "Anti-Dilution Rights"). Pursuant to these rights, the Company has agreed to maintain Boyd's interest in the Company, pending a registered public offering of the Company's common shares, at no less than 51% of the issued and outstanding common shares. For purposes of this calculation, the Company is permitted to include shares held by its chairman, who subsequent to the acquisition became affiliated with Boyd. The Company estimates its contingent obligation under these anti-dilution provisions to be approximately $60,000 and expensed such amount in 1998.

The acquisition was accounted for as a purchase and, accordingly, UltraDerma's results are included in the consolidated financial statements since the date of acquisition. The total purchase price has been allocated to the acquired assets based upon their respective fair market values. The components of intangible assets included in the allocation of the purchase price, including goodwill which represents the excess of the purchase price over the fair value of assets acquired, along with their related straight-line amortization periods, were:

                                                                                      Amortization
                                                                      Amount         period (years)
---------------------------------------------------- -------------------------- -------------------------
Trademarks                                                          $2,700,000             15

Product development                                                  1,350,000             15

Patents                                                                300,000             15

Goodwill                                                             1,962,000             25

---------------------------------------------------- -------------------------- -------------------------
Total                                                               $6,312,000


                                  KID ROM, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (unaudited, continued)


NOTE 3 - BUSINESS ACQUISITION, continued

The results of operations for the nine months ended September 30, 1998 do not include the results of UltraDerma prior to the acquisition as such amounts were not significant.


NOTE 4 - COMMITMENTS

On June 20, 1997, UltraDerma entered into a sales representative and service agreement (the "Rep Agreement") with a certain distributor (the "Distributor") which was subsequently assumed by the Company effective February 1, 1998 in connection with the UltraDerma Acquisition. Under the terms of the Rep Agreement, the Distributor was granted the exclusive right to market and distribute, on an agency basis, the Theracel product line. In addition, the Distributor agreed to perform certain related accounting, administrative and other services. The Rep Agreement had an initial term of one year which commenced during September 1997 upon the completion of an infomercial, as produced and paid for by the Distributor, and is automatically renewed on an annual basis thereafter, subject to certain cancellation rights held by the Company and the Distributor pertaining to minimum sales levels for a given contract year. On September 15, 1999, the Company exercised these cancellation rights and terminated the Rep Agreement effective September 20, 1999. The results of this Rep Agreement, including the commissions due the Distributor which are based on a specified percentage of sales, are included in the accompanying financial statements beginning February 1, 1998, the date of the UltraDerma Acquisition.

In February 1998, the Company granted the aforementioned Distributor an exclusive license to reproduce, market and sell the Company's portfolio of Children's Videos. Under the terms of the licensing agreement, the Distributor agreed to produce, at its expense, several broadcast quality commercials relating to the Children's Videos and to air, at its expense, these commercials during appropriate cable television programs. The agreement, which requires the Distributor to pay the Company a specified royalty for each video sold, had an initial term of one year which commenced during May 1998 and is automatically renewed on an annual basis thereafter, provided certain minimum sales levels are met for a given contract year. On June 3, 1999, the Company agreed to pay the Distributor approximately $59,000 to terminate this licensing agreement. The payment, which consisted of 200,000 restricted shares of the Company's common stock, was recorded as a cancellation fee in 1999. The Company did not recognize any revenue under this agreement since its inception.

The Company had no obligations which required the payment of interest during 1998 and 1997.

                                  KID ROM, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (unaudited, continued)


NOTE 5 - NET LOSS PER SHARE

Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding for each period. The weighted average number of shares used to compute basic loss per share for the three months ended September 30, 1999 and 1998, were 7,440,947 and 5,521,379, respectively, and for the nine months ended September 30, 1999 and 1998, were 7,074,003 and 3,675,987, respectively.

Diluted loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period, plus the incremental shares that would have been outstanding had the Company been required to issue additional shares pursuant to the Anti-Dilution Rights. In 1999 and 1998, issuance of shares pursuant to these rights would have been anti-dilutive and therefore, were not considered in the computation of diluted loss per share. As a result, diluted loss per share for the three months ended September 30, 1999 and 1998, and for the nine months ended September 30, 1999 and 1998, equals basic loss per share for each respective period.


NOTE 6 - RELATED PARTIES

The Company leases its office space, on a month-to-month basis, from Boyd. The Company recorded rent expense under these leases of $6,000 and $3,600 for the three months ended September 30, 1999 and 1998, respectively and $18,000 and $10,800 for the nine months ended September 30, 1999 and 1998, respectively.

At December 31, 1997, the Company held an unsecured note receivable from its chairman in the amount of $9,031. This note, which bears interest at 8% per annum and is payable on demand, arose from advances made to the chairman during 1997. The note was repaid, along with $360 of interest, in 1998.

At September 30, 1999, the Company had invested $161,921 to obtain a 19% equity interest in a company which develops and markets gourmet snack foods. The Company's investment, which is controlled by Boyd and the Company's chairman, is carried at cost which approximates fair value.

At September 30, 1999, the Company had made aggregate advances which bear market rates of interest of $25,462 to both its chairman and Boyd.

                                  KID ROM, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (unaudited, continued)


NOTE 7 - INCOME TAXES

There is no current or deferred tax expense for the three months and nine months ended September 30, 1999 and 1998, respectively, due to the Company's net loss for those periods. Future tax benefits, such as net operating loss carryforwards, are not recognized in the accompanying financial statements.

The difference between the statutory federal income tax rate (35%) and the Company's effective tax rate (0%) for the three months and nine months ended September 30, 1999 and 1998, respectively, is attributable to an increase in net operating loss carryforwards.


NOTE 8 - SUBSEQUENT EVENTS

During November 1999, the Company entered into several related production and marketing agreements with a new marketing company (the "Marketer") to market the Company's TheraCel product line. Pursuant to these agreements, the Marketer will develop direct response television advertising and perform certain manufacturing, warehousing and other services in exchange for certain fees which will cover the Marketer's costs and include a specified percentage of sales. The Company will retain its trademarks and other proprietary information. In connection with these agreements, the Company granted the Marketer certain incentive based stock options to acquire common stock of the Company. These options are exercisable for a period of up to five years following the completion of a Performance Year, as such term is defined in the option agreement, and allow the Marketer to acquire, based on units sold, up to 1,350,000 shares at exercise prices ranging from $.50 to $1.00 per share.


During November 1999, the Company intends to file Form 10-SB, General Form for Registration of Securities of Small Business Issuers ("Form 10-SB") pursuant to
Section 12 of the Securities Exchange Act of 1934 ("Exchange Act"). Upon the Securities and Exchange Commission ("SEC") declaring such Form 10-SB effective, the Company will be obligated to file periodic reports with the SEC under section 15(d) or 13(a) of the Exchange Act.

                                 EXHIBIT INDEX
         EXHIBITS.

3.1      Certificate of Incorporation

3.2      Amendments to the Certificate of Incorporation

3.3      Bylaws

3.4      Application for Authority to Conduct Business in the State of New York

10.1 Production Services and Marketing Agreement, dated November 3, 1999 between the Company and Marketer, and related Stock Option Agreement

23       Consent of Independent Auditors

27.1     Financial Data Schedule